Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2014

Relating to Preliminary Prospectus dated October 24, 2014

Registration No. 333-198936

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 24, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333- 198936) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1512762/000119312514380821/d744283ds1a.htm .

The following supplements the discussion on pages 1 and 74 of the Preliminary Prospectus under the captions “Prospectus Summary—Development Portfolio—Anti-TNF pipeline: CHS-0214 and CHS—1420” and “Business—Development Portfolio—CHS-0214 (Our Etanercept (Enbrel) Biosimilar Candidate)—Current Development Status and Data—Step 5: Phase 3 Confirmatory Safety and Efficacy Clinical Trials”, respectively and in the free writing prospectus, dated November 4, 2014, relating to the Preliminary Prospectus:

On November 5, 2014 the U.S. Food and Drug Administration confirmed its agreement with our plan to resume our Phase 3 clinical trials for CHS-0214 (our etanercept (Enbrel) biosimilar candidate) in rheumatoid arthritis and psoriasis. We expect the trials will resume in the fourth quarter of 2014, using inventory from a production lot that we have inspected and determined to be free of any particulate. We continue to anticipate a delay in the expected completion of such trials of about two months from our previous plan.

We are also updating our prior statements in the Preliminary Prospectus that certain of our existing investors, including stockholders affiliated with our directors, had indicated an interest in purchasing an aggregate of $25.0 million of shares of the common stock in this offering to reflect that such investors have now indicated an interest in purchasing an aggregate of approximately $35.0 million of shares of the common stock in this offering. The purchase of such shares will be on the same terms as those offered to the public. Indications of interest are not binding agreements or commitments to purchase and any of these entities may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission , or SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or Credit Suisse, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010.